

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 25, 2010

By U.S. Mail and Facsimile

Mr. Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
7230 Indian Creek Lane, Suite 201
Las Vegas, NV 89149

>   Re: **UTEC, Inc.**
>   **Amendment No. 3 to Form 10-12G Filed November 3, 2009**
>   **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009**
>   **File No. 000-53241**

Dear Mr. Villamagna:

    We have completed our review of your Form 10, Form 10-K, and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief